Exhibit 99.1

Yintech Reports Third Quarter 2018 Unaudited Financial Results

SHANGHAI, Nov. 27, 2018 /PRNewswire/ - Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual customers in China, today announced its unaudited financial results for the quarter ended September 30, 2018.

Third Quarter 2018 Financial Highlights

	For the quarter ended			% Change
In RMB million, except otherwise specified	September 30, 2017	June 30, 2018	September 30, 2018	YoY	QoQ
Revenues	388.3	263.3	267.8	(31.0)%	1.7%
Net commissions and fees	337.9	217.9	208.0	(38.4)%	(4.5)%
Net commissions and fees from securities services	3.2	87.4	84.2	2,531.3%	(3.7)%
Net income/(loss) attributable to Yintech	68.6	(48.5)	(36.6)	(153.4)%	24.5%
EPS per ADS - diluted (RMB)	0.94	(0.64)	(0.50)	(153.2)%	21.9%

Non-GAAP data (Refer to “Reconciliation of GAAP to Non-GAAP Results”)
Non-GAAP net income/(loss) attributable to Yintech	101.0	(31.0)	(22.3)	(122.1)%	28.1%
Non-GAAP EPS per ADS - diluted (RMB)	1.38	(0.41)	(0.31)	(122.5)%	24.4%

Mr. Wenbin Chen, Chairman and CEO of Yintech, commented, “Throughout the first nine months of this year we experienced increased macro-economic and capital markets volatility. During the third quarter, the major A-share indexes continued to face strong headwinds, significantly impacting investor sentiment beyond our initial expectations. As a result, lower trading volumes negatively affected our growth, in particular, our securities advisory and investor education services. At the same time, our commodities services business also continued to face unfavorable market conditions, as we previously anticipated. The volatility in the spot price of gold T+D hit another record low during the quarter, further reducing investors’ trading activity. Overall, the decline in gold T+D trading volume was in line with lower trading volumes on the Shanghai Gold Exchange.”

“Despite a challenging market environment, we still generated moderate top line growth sequentially, and improvements in operating efficiency and cost controls positively impacted our bottom line. Since the beginning of this year, we have posted narrower quarterly losses on a sequential basis. Net loss declined 23% sequentially in the third quarter following a 30% decline in the second quarter from the first.”

“Looking ahead, we remain fully committed to investing in client education, enhancing our professional capabilities, introducing more innovative new products and value-added services, as well as investing in new business initiatives to better serve our premium customers. We are realigning our resources with a focus on these key areas as part of our continuous efforts to streamline our business and position our company for rapid growth when market sentiment improves and investors become more active again.”

Third Quarter 2018 Financial Results

Revenues for the quarter were RMB267.8 million (US$39.0 million), compared with RMB388.3 million in the same quarter last year and RMB263.3 million in the previous quarter. Both year-over-year and sequential decreases were mainly due to a decrease in commissions and fees from spot commodities services, which were partially offset by an increase in net commissions and fees from securities services.

Net commissions and fees for the quarter were RMB208.0 million (US$30.3 million), compared with RMB337.9 million in the same quarter last year and RMB217.9 million in the previous quarter, primarily due to the reasons stated above.

Net commissions and fees from commodities services for the quarter were RMB123.8 million (US$18.0 million), a decrease of 5.1% from the previous quarter, primarily as a result of a decrease in customer trading volume for commodities. Customer trading volume for commodities was RMB403.2 billion (US$58.7 billion) during the quarter, a decrease of 0.6% from the previous quarter.

Net commissions and fees from securities services for the quarter were RMB84.2 million (US$12.3 million), a decrease of 3.7% from the previous quarter, primarily due to negative market conditions.

Effective fee rate (representing net commissions and fees from commodities services as a percentage of customer trading volume) for the quarter was 0.031%, compared with 0.04% in the same quarter last year and 0.032% in the previous quarter.

Expenses for the quarter were RMB302.1 million (US$44.0 million), a decrease of 4.2% from RMB315.3 million in the same quarter last year and a decrease of 4.0% from RMB314.6 million in the previous quarter. The year-over-year and sequential decreases were mainly due to cost control measures implemented on advertising and promotion expenses.

Net loss for the quarter was RMB33.9 million (US$4.9 million), compared with net income of RMB66.5 million in the same quarter last year and net loss of RMB44.2 million in the previous quarter.

Net loss attributable to Yintech for the quarter was RMB36.6 million (US$5.3 million), compared with net income of RMB68.6 million in the same quarter last year and net loss of RMB48.5 million in the previous quarter.

Diluted loss per ADS for the quarter was RMB0.50 (US$0.07), compared with diluted earnings per ADS of RMB0.94 in the same quarter last year and diluted loss per ADS of RMB0.64 in the previous quarter.

Non-GAAP net loss attributable to Yintech for the quarter was RMB22.3 million (US$3.2 million), compared with net income of RMB101.0 million in the same quarter last year and net loss of RMB31.0 million in the previous quarter.

Non-GAAP diluted loss per ADS for the quarter was RMB0.31 (US$0.05), compared with non-GAAP diluted earnings per ADS of RMB1.38 in the same quarter last year and non-GAAP diluted loss per ADS of RMB0.41 in the previous quarter.

As of September 30, 2018, the Company had cash of RMB210.3 million (US$30.6 million) and short-term investments of RMB1,599.4 million (US$232.9 million), compared with RMB381.6 million and RMB1,309.6 million as of June 30, 2018, respectively.

As of September 30, 2018, total shareholders’ equity was RMB3,362.5 million (US$489.6 million), compared with RMB3,385.3 million as of June 30, 2018.

Business Outlook

Based on the information available as of the date of this press release, Yintech provides the following outlook, which reflects the Company’s current and preliminary view and is subject to change:

2018 Fourth Quarter Guidance

•                  Revenues will be in the range of RMB280.0 million to RMB300.0 million.

Share Repurchase Program

On May 29, 2018, the Company announced a share repurchase program whereby Yintech is authorized to repurchase up to US$30 million of its issued and outstanding ADSs during the following 12-month period. As of September 30, 2018, the Company had purchased an aggregate of 523,377 ADSs.

Discussion of Non-GAAP Financial Measures

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation, as well as amortization of intangible assets in relation to the acquisition of Gold Master. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the non-GAAP net income and non-GAAP EPS results reflecting adjustments to exclude the impact of share-based compensation as well as amortization of intangible assets in relation to the acquisition of Gold Master to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income and the diluted non-GAAP income per ADS provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options, as well as amortization of intangible assets in relation to the acquisition of Gold Master in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

Currency Conversion

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the exchange rate of RMB6.868 to US$1.00, as set forth in the H.10 statistical release of the Federal Reserve Board on September 28, 2018. No representation is intended to imply that these Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollar amounts at such rate, or at any other rate.

Conference Call Information

The Company will host a conference call to discuss the earnings at 8:00 a.m. U.S. Eastern Time on Tuesday, November 27, 2018 (9:00 p.m. Hong Kong Time on the same day).

Dial-in numbers for the live conference call are as follows:

International	+1 412 902 4272
U.S. Toll Free	+1 888 346 8982
Mainland China Toll Free	400 120 1203
Hong Kong	+852 3018 4992
Hong Kong Toll Free	800 905 945
Passcode	Yintech

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 p.m. Hong Kong Time, December 4, 2018.

Dial-in numbers for the replay are as follows:

International Dial-in	+1 412 317 0088

U.S. Toll Free	+1 877 344 7529

Passcode	10126448

A live and archived webcast will be available on the Investor Relations section of Yintech’s website at http://ir.yintech.net/.

Safe Harbor Statement

All statements other than statements of historical fact contained in this release, including statements regarding future results of the operations of the Company are forward-looking statements, which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: the Company’s ability to effectively acquire and retain its customers; the Company’s diversification of its business among different commodity exchanges; the adjustments in commissions and other fees set by relevant commodity exchanges; the Company’s ability to constantly upgrade its technology platform and software; general market conditions of online spot commodity trading industry and stock market; intense competition among service providers in this industry; the Company’s relatively short operating history; the price of the Company’s ADSs and changing market conditions for its ADSs; acquisition-related risks, including unknown liabilities and integration risks; as well as those risks detailed from time to time under the caption “Risk Factors” and elsewhere in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s annual report on Form 20-F for the year ended December 31, 2017. In addition, the Company operates in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for the management to predict all risks, nor can the Company assess the impact of all factors on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that the Company may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. The Company does not undertake any obligation to update publicly or revise any forward-looking statements for any reason after the date of this release, nor to conform these statements to actual results, future events, or to changes in the Company’s expectations.

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual customers in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

Operational Highlights

	For the three months ended
	30-Sep-17	30-Jun-18	30-Sep-18
Customer trading volume[1] (in RMB billion)	847.0	408.8	405.6

Net commissions and fees (in RMB million)
Commodities services[2]	334.7	130.5	123.8
Securities services[3]	3.2	87.4	84.2
Total	337.9	217.9	208.0

Effective fee rate[4]	0.040%	0.032%	0.031%

Active accounts[5]	37,391	24,141	17,985

Tradable accounts[6]	151,908	119,282	121,969

Note:

[1]. Represents customer trading volume of spot and futures commodities as well as overseas securities, including RMB405.6 billion in trading volume of spot and futures commodities in the second quarter of 2018 and RMB403.2 billion in the third quarter of 2018.

[2]. Represents net commissions and fees earned from customer trading of spot and futures commodities contracts.

[3]. Represents net commissions and fees earned by providing securities advisory services, securities information platform services and asset management services to customers.

[4]. Represents net commissions and fees from commodities services as a percentage of customer trading volume.

[5]. Refers to a regular customer account that executed at least one trade of spot and futures commodities contracts or a customer account that executed at least one trade of overseas securities through us during the period.

[6]. Refers to a regular customer account that has been activated for trading of spot and futures commodities contracts or a customer account that has been activated for trading of overseas securities and has remained tradable as of the end of the given period.

Consolidated Statements of Comprehensive Income

In RMB ‘000, except otherwise specified

	For the three months ended
	September 30,	June 30,	September 30,
	2017	2018	2018
Revenues
Commissions and fees, net	337,896	217,916	208,001
Trading gains, net	11,966	16,195	16,157
Interest and investment income	861	799	8,084
Other revenues	37,608	28,408	35,539
	388,331	263,318	267,781

Expenses
Employee compensation and benefits	(171,006)	(194,004)	(191,082)
Advertising and promotion	(60,632)	(52,312)	(41,340)
Information technology and communications	(12,498)	(7,336)	(13,101)
Occupancy and equipment rental	(31,211)	(30,815)	(25,224)
Taxes and surcharges	(4,228)	(1,132)	(2,221)
Intangible assets amortization	(14,096)	(15,393)	(12,645)
Other expenses	(21,641)	(13,645)	(16,522)
	(315,312)	(314,637)	(302,135)

Income/(loss) before income taxes	73,019	(51,319)	(34,354)
Income tax(expense)/ benefit	(6,538)	7,129	486
Net income/(loss)	66,481	(44,190)	(33,868)
Less: Net income/(loss) attributable to non-controlling interests	(2,137)	4,330	2,732
Net income/(loss) attributable to Yintech	68,618	(48,520)	(36,600)
Other comprehensive income/(loss)	7,479	7,935	25,262
Comprehensive income/(loss) attributable to Yintech	76,097	(40,585)	(11,338)

Earnings/(loss) per ADS[7] (RMB)
Basic	0.96	(0.66)	(0.52)
Diluted	0.94	(0.64)	(0.50)

Weighted average number of shares (‘000)
Basic	1,428,139	1,460,962	1,406,124
Diluted	1,464,569	1,517,607	1,458,309

Number of shares outstanding at end of period (‘000)	1,398,224	1,410,544	1,404,479

[7]. Each ADS represents 20 ordinary shares.

Consolidated Balance Sheet

In RMB ‘000, except otherwise specified

	June 30,	September 30,
	2018	2018
Assets
Cash	381,598	210,266
Entrusted bank balances held on behalf of customers	83,259	106,492
Short term investments	1,309,566	1,599,432
Deposits with clearing organizations	1,154	1,258
Accounts receivable	321,095	169,123
Equipment and leasehold improvements	34,665	31,879
Deferred tax assets	28,544	33,517
Goodwill	1,096,985	1,097,015
Intangible assets	490,592	478,018
Equity method investment	24,494	24,491
Other assets	218,336	186,757
Total Assets	3,990,288	3,938,248

Liabilities and Shareholders’ Equity
Deferred tax liabilities	80,786	77,231
Income tax payable	70,229	78,779
Accounts payable	107,064	110,832
Accrued employee benefits	117,032	129,726
Short-term borrowings	126,501	—
Other liabilities	103,410	179,161
Total liabilities	605,022	575,729

Equity attributable to Yintech shareholders	3,275,681	3,250,202
Equity attributable to non-controlling interests	109,585	112,317
Total shareholders’ equity	3,385,266	3,362,519

Total liabilities and shareholders’ equity	3,990,288	3,938,248

Reconciliation of GAAP to Non-GAAP Results

In RMB ‘000, except otherwise specified

	For the three months ended
	September 30,	June 30,	September 30,
	2017	2018	2018

Net income/(loss) attributable to Yintech	68,618	(48,520)	(36,600)
Add: Share-based compensation	22,073	7,180	3,965
Add: Amortization of intangible assets in relation to the acquisition of Gold Master, net of tax effect	10,303	10,303	10,303
Non-GAAP net income/(loss) attributable to Yintech	100,994	(31,037)	(22,332)

Non-GAAP earnings/(loss) per ADS[7] (RMB)
Basic	1.41	(0.42)	(0.32)
Diluted	1.38	(0.41)	(0.31)

[7]. Each ADS represents 20 ordinary shares.

For investor and media inquiries, please contact:

Yintech

Yvonne Young

Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn

Christensen

In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
E-mail: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email:lbergkamp@christensenir.com